Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 FINANCIAL PRODUCTS FACT SHEET (T40)

Offering Period: April 29, 2011 – May 24, 2011
18-Month Callable Cert PLUS Securities Linked to
the S&P 500® Index and the Russell 2000® Index

Return Profile
  18-Month Callable Cert PLUS Securities linked to the performance of the S&P 500® Index and Russell 2000® Index.
  Leveraged return, an Upside Participation Rate expected to be 125% (to be determined on the Trade Date) in any appreciation of the Lowest Performing Underlying, uncapped, subject to Early Redemption.
  If a Knock-In Event does not occur, the investor is entitled to receive at least their principal amount at maturity, subject to the credit of the Issuer.
  If a Knock-In Event occurs, the investor is entitled to receive a payment at maturity that will be less than their principal amount.
  Early Redemption, at the option of the Issuer, approximately 6 months before maturity. Upon Early Redemption, the investor will be entitled to receive 100% of their principal amount multiplied by the sum of 1 plus the Call Return, subject to the credit of the Issuer.
Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), Nassau Branch.
Trade Date:	Expected to be May 25, 2011.
Settlement Date:	Expected to be May 31, 2011.
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Early Redemption:	The Issuer may redeem the securities, in whole but not in part, on May 31, 2012 upon at least 3 business days’ notice. The redemption price per security upon Early Redemption will equal the principal amount of the securities multiplied by the sum of 1 plus the Call Return.
Call Return:	Expected to be 8.0% (to be determined on the Trade Date).
Upside Participation Rate:	Expected to be 125% (to be determined on the Trade Date).
Redemption Amount:	Subject to Early Redemption, investors will be entitled to receive an amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return of the Lowest Performing Underlying.
Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, if (a) the Final Level is equal to or greater than the Initial Level, then: Upside Participation Rate x percentage change in Underlying; (b) if the Final Level is less than the Initial Level and (i) a Knock-In Event occurs, then: percentage change in Underlying; (ii) a Knock-In Event does not occur, then: zero.
Knock-In Level:	For each Underlying, expected to be approximately 80% of its Initial Level (to be determined on the Trade Date).
Knock-In Event:	If the Final Level of either Underlying is less than or equal to its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:	November 27, 2012
Maturity Date:	November 30, 2012
CUSIP:	22546E5G5

Benefits
  Offers uncapped, leveraged participation in the appreciation of the Lowest Performing Underlying, subject to Early Redemption.
  Reduced downside risk due to a 20% contingent buffer.

Hypothetical Returns at Maturity

Percentage Change in the Lowest Performing Underlying	Redemption Amount (Knock-In Event Does Not Occur)(1)(2)	Redemption Amount (Knock-In Event Occurs)(1)(2)
50%	$1,625	N/A
40%	$1,500	N/A
30%	$1,375	N/A
20%	$1,250	N/A
10%	$1,125	N/A
0%	$1,000	N/A
-10%	$1,000	N/A
-20%	N/A	$800
-25%	N/A	$750
-30%	N/A	$700
-40%	N/A	$600

(1)	Assumes an Upside Participation Rate of 125%, a Knock-In Level for each Underlying of 80% of the Initial Level of such Underlying and that there is no exercise of the Issuer’s Early Redemption right.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks
  Investment may result in a loss of up to 100% of principal.
  The securities do not pay interest.
  Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due.
  If the securities are not redeemed early, the Redemption Amount will be based on the percentage change in the Lowest Performing Underlying.
  The Redemption Amount will be less than the principal amount if a Knock-In Event occurs, in such case, the return will be based on the percentage change in the Lowest Performing Underlying.
  The return on the securities will be affected by the Knock-In Level for each Underlying and the occurrence of a Knock-In Event.
  The securities are subject to a potential Early Redemption, which would limit an investor’s ability to participate in any appreciation of the Lowest Performing Underlying during the term of the securities.

(See “Additional Risk Considerations” on the next page.)

Product Summary

Horizon (months)	18-Months
Principal Repayment	Principal at Risk
Investment Objective	Appreciation
Market Outlook	Bullish

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 29, 2011 – May 24, 2011
18-Month Callable Cert PLUS Securities Linked to
the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.

  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved.

Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 29, 2011, Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010311001613/dp22293_424b2-t40.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.